

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2020

Wenxiu Zhong
Chief Executive Officer
Baosheng Media Group Holdings Ltd
Room 901, Block B
Jinqiu International Building, No. 6 Zhichun Road
Haidian District, Beijing, China

> **Re: Baosheng Media Group Holdings Ltd**
> **Registration Statement on Form F-1**
> **Filed July 10, 2020**
> **File No. 333-239800**

Dear Ms. Zhong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 30, 2020 letter.

Registration Statement on Form F-1 filed July 10, 2020

Risk Factors
Risks Related to Doing Business in China
"Labor Contract Law and other labor-related laws in the PRC may adversely . . .", page 30

1. We note your disclosure that "if an employer fails to make full and timely contributions to social insurance, the relevant enforcement agency shall order the employer to make all outstanding contributions within a prescribed time period and impose penalties equal to 0.05% of the total outstanding amount for each additional day such contributions are overdue." Please provide an estimate of your total liability for unpaid contributions, including the outstanding amount and potential penalties. Please also define the

"prescribed time period."

Taxation, page 141

2. Please state that the disclosure in this section, to the extent it constitutes statements of Cayman Islands law, constitutes the opinion of Maples and Calder. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li